1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
BRENDEN CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3333 Fax

April 26, 2022

Via Edgar

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Rebecca Marquigny, Division of Investment Management

Re:	AFL-CIO Housing Investment Trust

(File Nos. 811-3493; 333-59762)

Dear Ms. Marquigny:

This letter is in response to your comments regarding Post-Effective Amendment No. 81 to the Registration Statement of the AFL-CIO Housing Investment Trust (herein, “Registrant” or “HIT”), as filed with the Securities and Exchange Commission under Rule 485(a) on February 16, 2022. You requested that the Registrant respond to the comments and revise its Registration Statement, as necessary and appropriate, before its next updated filing. The Registrant intends to make certain revisions to its Registration Statement based on your comments. In order to assist you with the review of this letter, we have summarized each of your comments below in bold followed by the Registrant’s response. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

COMMENTS TO THE PROSPECTUS

Comment 1.	Please confirm that the section of the summary prospectus entitled “Investment Objectives” is consistent with the section of the prospectus entitled “More on the HIT’s Investment Objectives, Principal Investment Strategies and Risk—Investment Objectives.”

Response 1.             The Registrant confirms that the section of the summary prospectus entitled “Investment Objectives” is consistent with the section of the prospectus entitled “More on the HIT’s Investment Objectives, Principal Investment Strategies and Risk—Investment Objectives.”

Comment 2.	Please provide completed fee and expense tables and performance information for the staff’s review.

Response 2.             The Registrant has included the completed fee and expense tables and performance information in Appendix A.

Comment 3.	The reference to U.S. Treasury futures contracts “measured in notional value for duration management purposes” in the section of the prospectus entitled “Principal Investment Strategies” is unclear. Please clearly disclose the relationship between (i) applying notional value as a measurement metric and (ii) the management of duration risk.

Response 3.             The Registrant will revise the disclosure to clarify that the Registrant measures its investments in U.S. Treasury futures contracts using notional value for purposes of the 5% limit and that such measurement is not related to the management of duration risk. The disclosure will be revised as follows:

The HIT may invest up to 5% of its assets (measured using notional value) in U.S. Treasury futures contracts ~~measured in notional value~~ for duration management purposes.

Comment 4.	Please clarify what the derivatives noted in the section of the prospectus entitled “Principal Investment Strategies” do and how they help the Registrant to manage risk.

Response 4.             The Registrant uses U.S. Treasury futures contracts for duration management purposes (i.e., to manage interest rate risk). Duration measures the sensitivity of bond or fixed income prices to interest rate changes, which impact the value of bonds and other fixed income securities. U.S. Treasury futures contracts, which are liquid, standardized contracts, enable the HIT to efficiently gain exposure to gains and losses associated with these interest rate changes. The disclosure will be revised as follows:

The HIT may use ~~derivatives, including~~ U.S. Treasury futures contracts~~,~~ to manage the duration of the HIT’s portfolio (i.e., to manage interest rate risk).

Comment 5.	Please add a sentence to the end of the “Leverage Risk” disclosure clearly describing the circumstances under which forward commitments and futures contracts create leverage risk.

Response 5.             The Registrant will revise the description, consistent with this comment, in the next filing of its registration statement. The disclosure will be revised as follows:

The use of some investment or investing techniques may have the effect of magnifying, or leveraging, small changes in an asset, index or market. The HIT does not leverage its portfolio through the use of borrowings, but it may invest in forward commitments and U.S. Treasury futures contracts which may effectively add leverage to its portfolio. Forward commitments ~~and futures contracts~~ generally involve the purchase or sale of securities by the HIT at an established price with payment and delivery/settlement taking place in the future. Forward commitments may add leverage because the HIT would be subject to potential compound losses on the asset that it is committed to purchase and on the assets that it holds pending that purchase. Investments in U.S. Treasury futures contracts may add leverage because, in addition to its total net assets, the HIT would be subject to investment exposure on the notional amount of the futures contracts.

Comment 6.	If the Registrant will rely principally on derivatives instruments other than U.S. Treasury futures contracts, please indicate the relevant derivatives instruments in the sections of the prospectus entitled “Principal Investment Strategies” and “Principal Investment Risks—Derivatives Risk.” Please identify the same instruments in each section and remove the phrase “such as” from the section of the prospectus entitled “Principal Investment Risks—Derivatives Risk.”

Response 6.             The Registrant hereby confirms that, at this time, the only derivatives in which the Registrant will principally invest are U.S. Treasury futures contracts. The Registrant will revise the description, consistent with this comment, in the next filing of its registration statement. The disclosure will be revised as follows:

The HIT may use ~~derivatives, including~~ U.S. Treasury futures contracts~~,~~ to manage the duration of the HIT’s portfolio (i.e., to manage interest rate risk).

…

The use of derivatives (~~such as~~ namely U.S. Treasury futures contracts) involves risks, such as potential losses if interest rates do not move as expected and the potential for greater losses than if derivatives had not been used.

Comment 7.	The section of the prospectus entitled “More on the HIT’s Investment Objectives, Principal Investment Strategies and Risk—Principal Investment Strategies” states that “[t]he HIT may also use derivatives, including U.S. Treasury futures contracts, to manage the duration of the HIT portfolio in lieu of some or all of these securities transactions.” Please explain how the Registrant determines the instruments or holdings for which the U.S. Treasury futures contracts would be substituted for this purpose.

Response 7.             The HIT may manage the duration of its portfolio by buying and selling individual bonds and other fixed income securities with different durations. This enables the HIT to maintain a target duration range for its entire portfolio. As discussed in Response 4, the HIT may also use U.S. Treasury futures contracts to manage the duration of the HIT’s portfolio. The disclosure will be revised as follows:

The HIT regularly compares the effective duration of its portfolio to the effective duration of the Bloomberg Aggregate and ~~sells and acquires~~ may sell or acquire securities or may use U.S. Treasury futures contracts in order to adjust its duration to remain within this range and thus remain effectively market neutral when compared to the Bloomberg Aggregate. ~~The HIT may also use derivatives, including U.S. Treasury futures contracts, to manage the duration of the HIT portfolio in lieu of some or all of these securities transactions.~~

Comment 8.	The section of the prospectus entitled “More on the HIT’s Investment Objectives, Principal Investment Strategies and Risk—Principal Investment Strategies” states that “[t]he HIT may also invest in these Mortgage Securities together with other institutional investors.” Please clarify the phrase

“together with other institutional investors,” including to whom other institutional investors refers. Please describe the criteria for and structure of these investments.

Response 8.             From time to time, the Registrant invests alongside other institutional investors that, like the Registrant, encourage and support the construction of affordable housing using union labor. The Registrant may also invest alongside other institutional investors to reduce risk (e.g., to enable the HIT to reduce its commitment). Investing alongside these other institutional investors expands the universe of potential investment opportunities. Although the structure of these investments may vary significantly (for example, the HIT and one or more other institutional investors may each purchase a participation interest in a loan to support the construction of multi-family projects), in each case the Registrant negotiates the investment in its own best interest, consistent with applicable investment policies and guidelines.

Comment 9.	The reference in the section of the prospectus entitled “More on the HIT’s Investment Objectives, Principal Investment Strategies and Risk—Principal Investments—State/Local Government Credit-Enhanced Mortgage Securities; Other Credit-Enhanced Mortgage Securities; Bridge Loans; Direct Mortgage Loans; and Loans to Investment Funds That Involve New Markets Tax Credit Transactions” to Mortgage Securities that “are related to loans made by private entities” is unclear. Please revise the disclosure to clearly explain what this language is and is not intended to cover.

Response 9.             The Registrant will revise the description, consistent with this comment, in the next filing of its registration statement. The disclosure will be revised as follows:

the HIT may invest in Mortgage Securities that … are represented by ~~related to~~ loans made by ~~private entities~~ lenders, which meet or provide certain indicia of credit quality (but which are not insured or guaranteed by state or local governments) …

Comment 10.	The section of the prospectus entitled “More on the HIT’s Investment Objectives, Principal Investment Strategies and Risk—Principal Investments—Default Risk” states that “the risk of default is increased under current market conditions.” Please identify more specifically which current market conditions are responsible for this increased risk.

Response 10.         The Registrant will revise the description, consistent with this comment, in the next filing of its registration statement. The disclosure will be revised as follows:

However, there is no guarantee that defaults will not result in losses in the future, and the risk of default is increased under current market conditions because of rising interest rates, rising costs of building materials and an increased risk of recession, among other reasons.

Comment 11.	Please confirm whether LIBOR should be identified as a principal risk for the Registrant. If not, please consider revising the disclosure included in the section of the prospectus entitled “More on the HIT’s Investment Objectives, Principal Investment Strategies and Risk—Principal Investments—Mortgage-Backed Securities Risk.”

Response 11.         Although the Registrant does not believe that the discontinuation of LIBOR is a principal investment risk, the Registrant believes that the referenced disclosure is appropriate.

Comment 12.	The section of the prospectus entitled “More on the HIT’s Investment Objectives, Principal Investment Strategies and Risk—Principal Investments—Derivatives Risk” states that “[c]ertain derivatives are also subject to counterpart risk[.]” Please consider identifying the particular types of derivatives that are both principal investments and subject the Registrant to counterparty risk.

Response 12.         The Registrant will revise the description, consistent with this comment, in the next filing of its registration statement. The disclosure will be revised as follows:

~~Certain derivatives~~ TRS contracts are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligations.

Comment 13.	In the section of the prospectus entitled “Purchasing and Pricing Units,” the word “generally” appears three times. Please consider deleting “generally” in each instance or explaining the context and circumstances in which the broader rule does not apply.

Response 13.         The Registrant respectfully declines to make this comment, as the context and circumstances in which the broader rule does not apply may require a description of events that cannot easily be predicted. For example, although a shareholder seeking to purchase Units of the HIT must remit the required payment by 8:00 p.m. Eastern Time, the HIT may choose to honor the purchase where the purchase proceeds were paid after 8:00 p.m. Eastern Time under exigent and other circumstances (e.g., an outage of wire service, an immaterial delay in payment).

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 14.	Please supplementally explain how the Registrant determines that a real estate project “contribute[s] to environmental sustainability through low-carbon building practices.”

Response 14.         Low-carbon building practices are those that are intended to advance a low-carbon economy or energy efficiency. The Registrant believes that a real estate project could “contribute to environmental sustainability through low-carbon building practices” for a number of reasons, including if the project receives LEED certification. The Registrant also may invest in projects that are underwritten by the U.S. Department of Housing and Urban Development (HUD), Fannie Mae and Freddie Mac, all of which provide incentives for projects that include energy-efficient construction practices and features. Projects that meet the standards for these incentives may also be deemed to “contribute to environmental sustainability through low-carbon building practices.”

Comment 15.	In the section of the statement of additional information entitled “Investment Restrictions” please add language defining what a majority of the Registrant’s outstanding Units means.

Response 15.         The Registrant will revise the description, consistent with this comment, in the next filing of its registration statement.

COMMENTS TO THE PART C

Comment 16.	Under Item 30, please include the undertaking required by Rule 484(b)(3) of the Securities Act of 1933.

Response 16.         Because the Registrant is not seeking acceleration pursuant to Rule 461, the Registrant respectfully declines to incorporate this comment.

*                  *                  *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3458.

Best regards,

/s/ Brenden Carroll

Brenden Carroll

Appendix A

AFL-CIO Housing Investment Trust

(all data as of December 31, 2021)

EXPENSES OF THE HIT

This table describes the expenses that you may pay if you buy and hold units of beneficial interest in the HIT (“Units”). The HIT does not assess any sales charges (loads), redemption fees, exchange fees or any other account fees.

ANNUAL HIT OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.00%
Distribution (12b-1) Fees	0.02%
Other Expenses	0.29%
Total Annual HIT Operating Expenses	0.31%

EXAMPLE

This example is intended to help you compare the cost of investing in the HIT with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the HIT for the time periods indicated and then redeem all of your Units at the end of those periods. The example also assumes that your investment has a 5% return each year and that the HIT’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year	Three Years	Five Years	Ten Years
$32	$101	$177	$400

HIT PAST PERFORMANCE

The bar chart below and the following table provide an indication of the risks of investing in the HIT by illustrating how returns can differ from one year to the next. The table also shows how the HIT’s average annual total returns for the one-, five-, and ten-year periods compare with those of the Bloomberg Aggregate. The HIT’s past performance is not necessarily an indication of how the HIT will perform in the future. Updated performance information is available on the HIT’s website at www.aflcio-hit.com.

ANNUAL TOTAL RETURNS

(Calendar Years—Net of Operating Expenses)

4.27%
-2.37%
6.10%
1.13%
1.94%
3.17%
0.16%
7.78%
6.20%
-1.04%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

During the ten-year period identified in the bar chart above, the highest return for a quarter was 3.43% (quarter ended March 31, 2020) and the lowest return for a quarter was -3.00% (quarter ended December 31, 2016).

AVERAGE ANNUAL TOTAL RETURNS

(for the periods ended December 31, 2021)

	ONE YEAR	FIVE YEARS	TEN YEARS
AFL-CIO Housing Investment Trust	-1.04%	3.20%	2.68%
Bloomberg U.S. Aggregate Bond Index (reflects no deductions for fees or expenses)	-1.54%	3.57%	2.90%

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